DEFSEC TECHNOLOGIES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Three months ended December 31, 2025

(Expressed in Canadian Dollars)

DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2025

All references in this management's discussion and analysis (the "MD&A") to "DEFSEC", "we", "us", "our", and the "Company" refer to DEFSEC Technologies Inc. and its subsidiaries as at December 31, 2025. This MD&A has been prepared with an effective date of February 12, 2026.

This MD&A should be read in conjunction with our unaudited condensed consolidated interim financial statements for the three months ended December 31, 2025 ("Q1 Fiscal 2026 FS") and the annual audited consolidated financial statements and related notes for the year ended September 30, 2025 ("Fiscal 2025 FS"). The financial information presented in this MD&A is derived from these unaudited condensed consolidated interim financial statements prepared in accordance with IFRS® Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A contains forward-looking statements that involves risk, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and our future plans and objectives. There can be no assurance that such information will prove to be accurate, and readers are cautioned not to place undue reliance on such forward-looking statements. See "Forward-Looking Statements".

All references to "$" or "dollar" amounts in this MD&A are to Canadian currency unless otherwise indicated.

Additional information, including press releases, relating to DEFSEC is available to view on SEDAR+ at http://www.sedarplus.ca/ and EDGAR (https://www.sec.gov).

NON-IFRS MEASURES

In this MD&A, we have presented earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA that has been adjusted for the removal of share-based compensation, foreign exchange loss (gain), change in fair value of derivative liabilities, and any one-time, irregular and nonrecurring items ("Adjusted EBITDA") to provide readers with a supplemental measure of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures.

Management also references "program billings on an annualized go-forward basis" and "annualized gross margin contribution" which refers to programmatic revenue and gross margin based on the roles staffed for a full year at the program billing rate. Management believes these are useful measures because it reflects management's estimate of annualized revenues and gross margin contributions based on current contractual taskings as of the date referenced.  The most directly comparable financial measure that is disclosed in the financial statements of the Company to which the non-IFRS measure relates is revenue and gross margin respectively.

Management uses non-IFRS measures, in addition to IFRS financial measures, to understand and compare operating results across accounting periods, for financial and operational decision making, for planning and forecasting purposes, and to evaluate our financial performance. We believe that these non-IFRS financial measures enable us to identify underlying trends in our business that could otherwise be hidden by the effect of certain expenses that we exclude in the calculations of the non-IFRS financial measures.

Accordingly, we believe that these non-IFRS financial measures reflect our ongoing business in a manner that allows for meaningful comparisons and analysis in the business and provides useful information to investors and securities analysts, and other interested parties in understanding and evaluating our operating results, enhancing their overall understanding of our past performance and future prospects.

We caution readers that these non-IFRS financial measures do not replace the presentation of our IFRS financial results and should only be used as a supplement to, not as a substitute for, our financial results presented in accordance with IFRS. There are limitations in the use of non-IFRS measures because they do not include all the expenses that must be included under IFRS as well as they involve the exercise of judgment concerning exclusions of items from the comparable non-IFRS financial measure. Furthermore, other peers may use other non-IFRS measures to evaluate their performance, or may calculate non-IFRS measures differently, all of which could reduce the usefulness of our non-IFRS financial measures as tools for comparison.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2025

GOING CONCERN

As an early-stage company, we have not yet reached significant revenue levels for most of our products and services and have incurred significant losses and negative operating cash flows from inception that have primarily been funded from financing activities.  DEFSEC’s unaudited condensed consolidated interim financial statements for Q1 Fiscal 2026 have been prepared on the “going concern” basis which presumes that DEFSEC will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  Our ability to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business is dependent upon closing timely additional sales orders, timely commercial launch of new products, and the ability to raise additional debt or equity financing, when required. There are various risks and uncertainties affecting our future financial position and our performance.  Accordingly, there are material risks and uncertainties that may cast substantial doubt about our ability to continue as a going concern.  Refer to Note 2(a) of the Q1 Fiscal 2026 FS for further information.

TRADEMARKS

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This MD&A also contains additional trademarks, trade names and service marks belonging to other companies. Solely for convenience, trademarks, trade names and service marks referred to in this MD&A may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements" and "forward-looking information" within the meaning of applicable Canadian and United States securities laws (together, "forward-looking statements"). Such forward-looking statements include, but are not limited to, information with respect to our objectives and our strategies to achieve these objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purposes of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes.

Forward-looking statements relating to us include, among other things, statements relating to:

• our expectations regarding our business, financial condition and results of operations;

• the future state of the legislative and regulatory regimes, both domestic and foreign, in which we conduct business and/or may conduct business in the future;

• our expansion into domestic and international markets;

• our ability to attract customers and clients;

• our relationships with suppliers and the terms of our arrangements with them;

• our marketing and business plans and short-term objectives;

• our ability to obtain and retain the licenses and personnel we require to undertake our business;

• our ability to deliver under contracts with customers;

• anticipated revenue and related margin from professional service contracts with customers and related growth rates;

• our strategic or other important relationships with third parties;

• our anticipated trends and challenges in the markets in which we operate;

• governance of us as a public company;

• expectations regarding future developments of products and our ability to bring these products to market; and

• Achievement of milestones for various product development initiatives.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2025

Forward-looking statements are based upon a number of assumptions and are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the following risk factors, some of which are discussed in greater detail under the section "Risk Factors" in our 20-F dated December 29, 2025:

• limited operating history;

• failure to realize our growth strategy;

• failure to complete transactions or realize anticipated benefits;

• reliance on key personnel;

• regulatory compliance;

• competition;

• changes in policy, laws, regulations, practices and guidelines;

• demand for our products and services;

• fluctuating prices of raw materials, and third party-labour rates;

• pricing for products and services;

• ability to supply sufficient product and services;

• potential cancellation or loss of customer contracts if we are unable to meet contract performance requirements;

• potential cancellation or loss of customer contracts due to changes in customer requirements or other reasons;

• expansion to other jurisdictions;

• cost and complexity of sales or operations due to expansion to international markets;

• cost of redesign and retooling as a result of regulatory requirements or change;

• damage to our reputation;

• operating risk and insurance coverage;

• negative operating cash flows;

• management of growth and change;

• product liability or contractual liability to third parties including contingent liability;

• product recalls and warranty claims;

• environmental policy, regulations, compliance and related risks;

• ownership, use, protection and enforcement of intellectual property rights;

• shutdown or impairment of access to United States' government deployed geospatial software suite for real-time situational awareness (TAK) impairing deployment and operation of certain of our products and services;

• constraints on marketing products and services;

• reliance on management and key personnel;

• fraudulent or illegal activity by our employees, suppliers, contractors and/or consultants;

• breaches of security at our facilities or in respect of electronic documents and data storage and risks related to breaches of applicable security and privacy laws;

• government regulations regarding public or employee health and safety regulations, including public health measures in the event of pandemics or epidemics;

• safety and security of personnel working within our facilities or at third party sites;

• regulatory or agency proceedings, investigations and/or audits;

• additional capital requirements to support our operations and growth plans, leading to further dilution to shareholders;

• the terms and timing of additional capital raises;

• conflicts of interest;

• litigation and disputes;

• risks relating to Canadian policy impacting our operations, business or prospects;

• risks related to United States' policy and other international activities, including regional conflicts that may impact our operations;

• risks related to security clearances and controlled goods registrations and compliance;

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2025

• risks relating to the ownership, trading or transfer of our securities, such as potential extreme volatility in the price of, or market for, our securities;

• risks related to our U.S. foreign private issuer status;

• risks related to our emerging growth company status;

• risks related to meeting the continued listing requirements of the Nasdaq Capital Market ("Nasdaq") and the TSX Venture Exchange ("TSXV");

• risks related to the liquidity of the Common Shares of the Company (the "Common Shares");

• significant changes or developments in Canadian or United States trade policies and tariffs that may have a material adverse effect on our business and financial statements;

• risks related to Canadian and United States tariffs and trade agreements, including potential supply chain disruptions, required operational adjustments, increased complexity and costs and potential logistical disruptions;

• risks related specifically to United States tariffs on aluminum and steel;

• risks relating to prolonged United States' government shutdowns; and

• risks related to retaliatory tariffs imposed by Canada's government affecting potential foreign sales.

Although the forward-looking statements contained herein are based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking statements. Certain assumptions were made in preparing the forward-looking statements concerning availability of capital resources, business performance, market and regulatory conditions, supplies' availability and customer demand.

Consequently, all of the forward-looking statements contained herein are qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking statements contained herein are provided as of the date hereof, and we do not undertake to update or amend such forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by applicable law.

BUSINESS OVERVIEW

DEFSEC is an early-stage technology company that develops and commercializes next-generation tactical systems and services for military and security forces and public safety markets.

Our product development has focused on three niche market segments as follows:

Our services development has focused on the delivery of subcontracted software programming and innovation engineering services for Canadian military programs.

Our core mission is to protect and save lives. We group our offerings into Military and Public Safety missions.

DEFSEC's Public Safety offerings are comprised of:

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2025
  DEFSEC LightningTM:  A cloud-hosted software that enables rapid incident responses with instant onboarding for inter-agency collaboration and real-time encrypted communication (text, voice, photo/video). It leverages the Company's military digitization technology experience to provide responders to any type of incident with instant onboarding to the mission and TAK-enabled real-time situational awareness software as a service ("SaaS").  "TAK-enabled" refers to integration with the Team Awareness Kit ("TAK") which is a United States government developed geospatial web-enabled suite providing real-time situational awareness for military, security and public safety teams.  The LightningTM cloud-based platform includes TAK, as well as:
    Proprietary plug-in tools relevant to law enforcement, including ground search and rescue tools (“GSAR”), TAK enabled sniper and surveillance tools (“TSAS”);
    Native Cloud-based Microsoft environment (MS Azure) with Team Awareness Kit (“TAK”);
    Seamless INTEGRATION and FUSION of crucial real-time position location, imagery, and targeted time-sensitive emergency services data and information for effective and coordinated delivery of emergency services;
    Opt-in geo-fencing to ensure privacy for all users; and
    Supports stakeholders from Emergency Operations Centers (“EOC”), Incident Command Post (ICP), Incident Commanders, and all first responders whether mobile or dismounted.

The Company is presently pursuing trials and pilots of the product as it continues development towards the full commercial release that is currently expected in Fiscal 2026. One Canadian police agency has subscribed ahead of full release and other agencies are undertaking their internal business case evaluation process which is expected to continue until later in the second quarter of Fiscal 2026.

  Less-Lethal Munitions Systems: DEFSEC proprietary less-lethal munitions systems including launchers and various payloads to bring dangerous incidents to a safe conclusion.
  PARA SHOTTM, a next-generation system designed to be less-lethal.
  ARWEN® 37mm system, plus a new 40mm munition and new marking cartridges in 37mm and 40mm for realistic scenario training leveraging the PARA SHOTTM Low Energy Cartridge ("LEC") technology.

DEFSEC's Military offerings are comprised of:

  Digitization services to enhance mission readiness and situational awareness for military forces including through task-order based software solutions;
  Tactical Advanced System For Command And Control (“TASCS”), Indirect Fire Modules System ("TASCS IFM") and TASCS Networked Observation and Reconnaissance System ("TASCS NORS").  These are specialized, digitized and modular technology designed to enhance the effectiveness of indirect fire weapons such as mortars and rocket launchers.  These systems allow for enhanced precision, situational awareness and digitization of less intelligent legacy systems;
  TAK-enabled Sniper and Surveillance (“T-SASTM”) solution enabling real-time situational awareness for tactical operators engaged in fast-paced front-line operations;
  Lightning SaaS as described above has a dual for not only the public safety market but for military customers that use TAK, particularly the Canadian and United States militaries;
  Battlefield Laser Detection System ("BLDS") providing real-time alerts on presence, location and type of laser threats, and enabling future capabilities such as automated threat classification and coordinated response will support both a vehicle-mounted and personnel-worn applications; and
  PhantomTM Tactical Multi-Function Electro-Magnetic Spectrum Operations (EMSO) system and Electronic Warfare device.  Development and patent applications have been paused as we determine the best method to bring this product to market.
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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2025

Strategy

Our strategy is to pursue and win large task-order based software development and digitization defense contracts for multi-year revenue visibility with prime defense contractors, with a particular focus on ATAK applications that can also be leveraged to address similar requirements in the Public Safety Market.  In the Public Safety market, these efforts are complemented by activities relating to our proprietary ARWEN® and PARA SHOTTM less-lethal products, where it is possible to drive related sales with combined selling efforts and where the sales cycle is typically shorter than the more programmatic defense market.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2025

Principal Products and Services

The following is a summary of our main product and service categories for each business line:

Less-Lethal	Digitization	Counter-Threat

PARA SHOTTM products:

Non-reciprocating devices:

  A single-shot device
  A five-shot device
  12-gauge shotgun (planning stage; not yet industrialized)

Reciprocating devices

(Planning stage, not yet commercially available)

  Replica pistol
  AR style rifle

Cartridge

  Blunt / training
  Inert marking powder
  Irritant powder

ARWEN® products:

  Single shot 37mm launcher
  Multi-round 37mm launcher
  Baton blunt impact 37mm, and 40mm (final stages of commercialization)
  37mm chemical, irritant, and barricade-penetrating rounds
  PARA SHOTTM training adapter for ARWEN Platform (in final stages of commercialization)

Products:

  TASCS Indirect Fire

Modules System

("TASCS IFM")

  TASCS Networked

Observation and

Reconnaissance System

("TASCS NORS")

  New T-SAS Tactical

Surveillance and Sniper

system ("T-SAS™")

Services:

  ATAK Centre of Excellence
  Lightning SaaS for Critical Incident Management System ("CIMS") (not yet commercially available)
  Task-order based software services on long-term government defence contracts
Products: Battlefield Laser Detection Systems ("BLDS") PhantomTM Electronic Warfare device

Less-Lethal Products

Non-reciprocating PARA SHOTTM devices

We are in the low-rate initial production (“LRIP”) phase for the .67 caliber single shot devices and cartridges. We expect to complete our sales, marketing and distribution plan and will begin the higher volume production phase for these products during Fiscal 2026. Both will be offered first to the professional user market (public safety and security) where demonstrations and evaluations are underway.  We also intend to offer these devices and cartridges to the personal safety market in accordance with applicable rules and regulations.  In the United States this entails classification with the Bureau of Alcohol, Tobacco and Firearms (“ATF”).  If the launchers are classified as a firearm, it is possible that a reduction in the caliber may be required in order to obtain the appropriate classification (as not a “destructive device” i.e. under .50 caliber) to reduce the barriers to sell to the personal safety market.  This would also require testing and evaluation to determine whether a reduced caliber version would operate effectively as intended. The Company has not yet done such testing.  This would entail moderate investment in tooling to resize the launchers and cartridges accordingly. The Company has already completed prototypes in .49 caliber should they be required.  In June 2025 we submitted for a ruling, with the initial ruling being returned to us in November 2025.  The ATF did not rule on destructive device classification.  The Company will continue to seek clarity on this.  In the meantime, we continue to self-classify it as a destructive device until otherwise advised on the classification with the ATF.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2025

We plan to offer three types of payloads for projectiles based on customer needs:

  solid slug for training practice;
  inert colored powder for practice or realistic close quarters combat simulation; and
  incapacitating irritant pepper powder for operational use.

Reciprocating PARA SHOTTM devices

We have a plan to prototype PARA SHOTTM as a high-capacity automatic pistol and carbine (referred to as reciprocating devices) for less-lethal operations and force-on-force training, along with a reciprocating PARA SHOTTM cartridge. The start of this project has yet to be determined as we have prioritized the roll-out of PARA SHOTTM for the personal safety market.

See below for further details of our projected product development cycle and estimated additional investment to reach full commercialization for our PARA SHOTTM devices.

ARWEN® launchers

We are currently selling the following ARWEN® products and related ammunition to law enforcement agencies:

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2025

Digitization

For the Digitization business line, our products and services share the same core technology platforms and leverage our domain knowledge, proprietary sensor-software integration, proprietary algorithms and electronic circuity expertise in order to develop and deliver integrated shared situational awareness solutions to our clients who operate in the primarily dismounted domain (i.e., away from supporting platforms such as aircraft and vehicles, including armored vehicles):

  ATAK is a United States government owned situational awareness software application that is hosted on Android end user devices. Based on our observation, ATAK is becoming the de facto standard in the United States, Canada, and some other North Atlantic Treaty Organization (“NATO”) countries for software based situational awareness and as a command and control battle management application in the dismounted domain. While the base software is United States Government owned and is available at no cost, being able to develop specific plug-ins and secure tactical networks is beyond the capacity of most user organizations. We have the experience and expertise to offer ATAK integration and networking services to prospective clients.
  After successfully developing digital technologies for tactical military applications which provide real-time exchange of situational awareness, navigation, imagery, and operational information for soldiers on the ground, we saw opportunities to apply these digitization solutions to the public safety market. These solutions solve critical challenges for law enforcement, fire, emergency response, search and rescue, and natural disaster management, all of whom require networked situational awareness in real time to understand, decide, and act faster and more effectively in response to a critical incident. When responders are facing a public emergency, they need information quickly. Whether it is a wildfire, active shooter scenario or a natural disaster, they need to know what they're walking into and where their resources are located. They also need to communicate and collaborate in real-time - across teams and information sources and often across departments.
  Based on experience gained from our work in the civilian public safety market with our CIMS concept for enhanced public safety, DEFSEC is working to bring its DEFSEC Lightning™ SaaS platform announced in October 2023 to full market release in early 2026.
  DSEF (Directorate Land Command Systems Program Management Software Engineering Facility) program and Land C4ISR (Land Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance) programs are a series of task-order based long-term contracts to modernize the Canadian Army's capabilities.  The DSEF contract is a 5-year contract with a joint venture to which DEFSEC is a party.  DEFSEC is a subcontractor to Thales Canada who is major contractor on the Land C4ISR contract.  The Company would increase staffing, and related revenue, if future taskings are received.
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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2025

The following table provides an update of our current product development cycle by product line and estimated timeline by quarter to reach production:

Notes:

(1) Prototype Version 1 (V1) and Version 2 (V2), integration, and testing have been completed. Next Generation BLDS prototyping is ongoing with units available for qualification and customer trials.

(2) Includes field testing, prototype V2, and Next Generation (SPOC8) BLDS Prototype.

(3) "Low-Rate Initial Production". Includes final product development, LRIP, and sales demonstration units. A product is not ready for pre-production until it reaches Technology Readiness Level (TRL) of 5 to 6. Version 2 has been delivered to the customer for integration under this phase, SPOC 4 prototypes have been delivered to a North American customer for range-trials, Next Generation (SPOC8) prototypes have been integrated and are undergoing testing and demonstration at DEFSEC.

(4) Awaiting customer validation and follow-on orders.

(5) Includes the cartridges for the devices.  Low rate initial production timeline extended by one to two quarters in order to include product refinements. Higher volume production anticipated timelines could be longer if modifications are required as a result of the ATF confirmation of classification to reduce barriers to sales to the civilian personal safety market.

We consider a product to have reached the commercialization phase when we have begun LRIP and we have a sales, marketing, and distribution plan for the product.  Commercialization may precede a first sale of the product.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2025

Major Highlights - Quarter ended December 31, 2025 ("Q1 Fiscal 2026")

The following is a summary of the major highlights that occurred during Q1 Fiscal 2026:

  On October 29, 2025, the Company announced it was attending and presenting at The ThinkEquity Conference in New York City on Thursday October 30, 2025.  The Company also announced that program billings on an annualized go-forward basis from its government services business would represent approximately CAD$5.1M1, a 394% increase from actual Fiscal 2024 billings of CAD$1.0M2, with margins consistent to those presented in the Q3 2025 financial statements.
  On December 5, 2025, the Company announced a significant increase in its government services business, with program billings on an annualized go-forward basis expected to rise to approximately CAD$8.33 million starting February 2026 with an expected increase to annualized gross margins on a go-forward basis to approximately CAD$2.3M4. This growth is driven by an expansion of work scope on the DSEF program with the Directorate Land Command Systems Program Management Software Engineering Facility for the digital modernization of the Canadian Armed Forces. The Company plans to add 15 roles to its team, including both employees and subcontractors . This subcontractor/employee mix is expected to enhance DEFSEC's revenue and margins, and provides flexibility, while positioning the Company for further growth as the Canadian government increases defence spending.
  On December 17, 2025, the Company entered into definitive agreements for the purchase and sale of 566,040 Common Shares at a purchase price of $3.64 (US$2.65) per Common Share in a registered direct offering. In a concurrent private placement, the Company will issue unregistered warrants to purchase up to 566,040 Common Shares at an exercise price of $4.27 per share that will be immediately exercisable upon issuance and will expire five years following the date of issuance. The closing of the offering occurred on December 18, 2025. On February 10, 2026, these warrants were subsequently registered with the United States Securities and Exchange Commission (“SEC”).

The following is a summary of major highlights that occurred after December 31, 2025:

  On January 23, 2026, the Company announced that it appointed Niel Marotta as a member of the Board, effective immediately, and that it filed an amended and restated notice of the annual and special meeting of shareholders, to be held on February 19, 2026, and a related amended and restated management information and form of proxy.

  On January 30, 2026, the Company announced that it voluntarily filed restated unaudited condensed consolidated interim financial statements for the three and nine months ended June 30, 2025 and 2024 (the "Restated Interim Financial Statements") and the related management's discussion and analysis of financial condition and results of operations for the three and nine months ended June 30, 2025 (the "Restated MD&A"). The Restated Interim Financial Statements were amended as a result of errors identified related to the initial measurement of right-of-use assets and lease liabilities associated with the Company's lease entered into in June 2025, as well as the recording of lease-related prepayments associated with the same lease. Changes were limited to the interim statements of financial position and related notes, with no change being made to the interim statements of net loss and comprehensive loss, the interim statements of changes in shareholders' equity or the interim statements of cash flows reported in the Restated Interim Financial Statements.

  On February 2, 2026, the Company announced that it appointed Elisabeth Preston as Senior Vice-President and Chief Legal Officer.

_______________________________
1 Unaudited, non-IFRS measure.
2 See Consolidated Financial Statements of DEFSEC Technologies Inc. for the years ended September 30, 2024, 2023 and 2022 filed on the Company's SEDAR+ profile at https://sedarplus.ca/
3 Unaudited, non-IFRS measure.
4 Unaudited, non-IFRS measure.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2025

RESULTS OF OPERATIONS

The following selected financial data has been extracted from Q1 Fiscal 2026 FS.

	Three months ended December 31,
	2025	2024	Change 2025 vs 2024

Revenue	$1,307,736	$887,658	47%
Cost of sales	(903,044)	(483,136)	87%
Gross profit	404,692	404,522	0%
Gross Margin %	30.9%	45.6%

Operating expenses
General and administrative (“G&A”)	1,338,350	1,511,444	(11)%
Selling and marketing (“S&M”)	303,370	682,547	(56)%
Research and development (“R&D”)	649,629	672,575	(3)%
Share-based compensation	–	51,055	(100)%
Depreciation and amortization	177,269	314,491	(44)%
Total operating expenses	2,468,618	3,232,112	(24)%

Operating loss	(2,063,926)	(2,827,590)	(27)%

Other income (expenses)
Share issuance costs	–	(1,807,686)	(100)%
Net finance costs	(37,294)	(62,059)	(40)%
Foreign exchange gain (loss)	(73,252)	113,283	(165)%
Impairment of right-of-use-asset	–	(88,596)	(100)%
Change in fair value of warrant liabilities	91,468	1,215,633	(92)%
Total other income (expenses), net	(19,078)	(629,425)	(97)%
Net loss	$(2,083,004)	$(3,457,015)	(40)%

EBITDA loss(1)	$(1,868,441)	$(3,080,465)	(39)%
Adjusted EBITDA loss(1)	$(1,886,657)	$(2,462,044)	(23)%
Loss per share – basic and diluted	$(1.39)	$(23.94)	(94)%
Weighted average Common Shares – basic and diluted	1,497,035	144,394	–

(1) EBITDA and Adjusted EBITDA are non-IFRS measures. See "Non-IFRS Measures". See below for "Reconciliation of Non-IFRS Measure".

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2025

In the following table, we have reconciled EBITDA and Adjusted EBITDA to the most comparable IFRS financial measure.

	Three Months ended December 31,
	2025	2024

Net loss as reported under IFRS	$(2,083,004)	$(3,457,015)
Net financing costs	37,294	62,059
Depreciation and amortization	177,269	314,491
Deferred tax recovery	-	-
EBITDA loss	(1,868,441)	(3,080,465)
Other adjustments:
Stock-based compensation	-	51,055
Share issuance costs	-	1,807,686
Impairment of right-of-use-asset	-	88,596
Change in fair value of warrant liabilities	(91,468)	(1,215,633)
Foreign exchange loss (gain)	73,252	(113,283)
Gain/loss on disposals	-	-
Adjusted EBITDA loss	(1,886,657)	(2,462,044)

Revenue

Total revenue increased by $0.4 million or 47% in Q1 Fiscal 2026 compared to Q1 Fiscal 2025, due to an increase of $0.5 million generated by our digitization services.  Sales of our less-lethal products was slowed in the first quarter of 2026 due to the 43-day shutdown of the United States government, which delayed receipt of import documentation for certain customers and slowed our sales into the United States. The Company expects delayed orders to be delivered in Q2 Fiscal 2026.

We expect revenue to continue to increase as we add additional resources to fulfill our Canadian Government Defence programs.  Beginning in February 2026, the Company is expecting its government services business to grow to approximately CAD$9.05 million of program billings on an annualized go-forward basis.  Management continues to work closely with industry partners and prime contractors in order to monitor the outlook for growth. The Company also expects revenue to increase with continued growth in the ARWEN® business due to the expected demand for the new 40mm ammunition and PARA SHOTTM products as well as the commercial launch of DEFSEC LightningTM. Management also expects the initial order of BLDS received in the prior year to result in requests for additional prototypes ultimately resulting in future revenue.

Gross Profit

In Q1 Fiscal 2026, the gross profit was $0.4 million or 30.9% as compared to a gross profit of $0.4 million or 45.6% in Q1 Fiscal 2025.  The reduction in gross margin as a percentage of revenue is due to the change in sales mix to include more  lower margin products and services.

The growth of our service delivery on our Canadian Government Defence programs over the last twelve months has resulted in higher employee related costs as a proportion of revenue than we experienced in Q1 Fiscal 2025.  The Company had two higher margin projects in Q1 Fiscal 2025 that were completed in Q2 Fiscal 2025, which contributed to the decrease in our gross profit when compared Q1 Fiscal 2026.

Gross proft of our less lethal products was also lower when comparing Q1 Fiscal 2026 to Q1 Fiscal 2025 partially due to a product mix shift from higher margin physical products to lower margin training as a result of the delays of shipments to the US caused by the government shutdown.  The reduction in less-lethal revenue also resulted from our fixed overhead costs representing a higher percentage of total revenue, which also resulted in a lower gross profit from this product line.

_______________________________
5 Unaudited, non-IFRS measure.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2025

Operating Expenses ("OPEX")

Total OPEX decreased by $0.8 million when comparing Q1 Fiscal 2026 to Q1 Fiscal 2025 due to the following factors:

  G&A decreased by $0.2 million. In the first quarter of Fiscal 2025, the Company incurred higher short-term incentive expense than in the first quarter of Fiscal 2026 since these costs were accrued for at September 30, 2025, as opposed to being a period expense in the first quarter of Fiscal 2025, this accounted for $0.2 million of the change.  In addition, the first quarter of Fiscal 2025 also included professional fees relating to the Nasdaq Minimum Price requirement which was not required in the first quarter of Fiscal 2026.
  S&M decreased by $0.4 million, primarily due to lower period costs related to the short-term incentive plan.  In the first quarter of Fiscal 2025, the Company incurred $0.3 million more in short-term incentive expense than in the first quarter of Fiscal 2026 since these costs were accrued for at September 30, 2025, as opposed to being a period expense in the first quarter of Fiscal 2025.  An increase in travel and trade show related costs of $0.1 million in Q1 Fiscal 2026 as compared to Q1 Fiscal 2025 was offset by lower investor relations costs when comparing both periods; and
  R&D was relatively flat when comparing the first quarter of Fiscal 2026 to the first quarter of Fiscal 2025. We continue to invest in the development of our DEFSEC LightningTM, BLDS and PARA SHOTTM products.

Other income (expenses), net

For the first quarter of Fiscal 2026, our total other expenses were not significant, compared to total other expense of $0.6 million in the first quarter of Fiscal 2025.

Other income (expenses) was driven mainly by $0.1 million in net financing costs and foreign exchange loss offset by $0.1 million gain from the change in the fair value of warrant liabilities as a result of the remeasurement of the warrant liabilities at December 31, 2025. Under IFRS, we are required to remeasure the warrant liabilities at each reporting date until they are exercised or expired. In Q1 Fiscal 2025, we incurred $1.8 million in share issuance costs as compared to $Nil this quarter.

SUMMARY OF QUARTERLY RESULTS

The following table summarizes selected results for the eight most recently completed quarters to December 31, 2025 (unaudited):

	2026	2025				2024
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenue	$1,308	$1,373	$1,417	$1,264	$888	$560	$329	$486
Net Loss	(2,083)	(2,409)	(2,301)	(1,460)	(3,457)	(2,337)	(1,162)	(3,540)
Net Loss per Common Share (Basic and diluted)	$(1.39)	$(2.70)	$(3.69)	$(6.16)	$(23.94)	$(59.33)	$(27.30)	$(127.66)

Quarterly Results Trend Analysis

We experience some fluctuations within our quarterly revenue primarily related to the timing and fulfilment of orders for our less-lethal products. Our digitization revenue has grown quarter over quarter as we ramp up service delivery on our Canadian Government Defence programs.  Our digitization revenue is subject to seasonal fluctuations, particularly in the first quarter of the year as there are less service delivery days in the month of December than during other months of the year.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2025

Quarterly fluctuations in net loss was due to the timing of spending for certain research and development projects and the timing of trade shows and other sales and marketing program spend.

FINANCIAL CONDITION, LIQUIDITY, AND CAPITAL RESOURCES

FINANCIAL CONDITION

The following table summarizes our financial position:

	December 31, 2025	September 30, 2025
ASSETS
Current	$7,529,379	$8,946,025
Non-currents	3,827,844	3,975,451
Total Assets	$11,357,223	$12,921,476
Liabilities
Current	$1,770,168	$2,918,205
Non-current	2,321,471	2,201,552
Total Liabilities	4,091,639	5,119,757
Net assets	$7,265,584	$7,801,719

Working capital(1)	$5,759,211	$6,027,820

Indebtedness:
Lease liabilities	$1,299,572	$1,303,450
Warrant liabilities	116,239	210,965
Total debt	$1,415,811	$1,514,415
(1) Working capital is calculated as current assets less current liabilities.

Our working capital was $5.8 million at December 31, 2025, a $0.3 million decrease from September 30, 2025. The decrease was primarily due to our use of cash to fund our operations offset by the December private placement financing which provided $2.1 million in gross proceeds. Current liabilities include warrant liabilities, a non-cash liability item (see Note 6 of the Q1 Fiscal 2026 FS). Excluding warrant liabilities, we would have working capital of $5.9 million. These warrant liabilities will be extinguished when the warrants are exercised or expired. These warrants are set to expire between December 9, 2027, and August 9, 2029. If exercised, the proceeds will provide us with additional capital to fund our future working capital requirements. There is no assurance that any warrants will be exercised.

Total assets decreased by $1.6 million from September 30, 2025, mainly due to a decrease in cash of $1.6 million to fund our development efforts for our various product lines that have yet to generate sales and the payment of accounts payable and accrued liabilities that were owing at September 30, 2025.

Total liabilities decreased by $1.0 million from September 30, 2025, mainly due to a decrease in accounts payable and accrued liabilities of $1.0 million due to the timing of payments to employees and suppliers.

LIQUIDITY AND CAPITAL RESOURCES

Available Liquidity

Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they come due. We regularly perform cash flow forecasts to ensure that we have sufficient cash to meet our operational needs while maintaining sufficient liquidity. At this time, we do not use any derivative financial instruments to hedge our currency risk.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2025

On December 17, 2025, we entered into definitive agreements for the purchase and sale of 566,040 Common Shares at a purchase price of $3.64 (US$2.65) per Common Share in a registered direct offering. In a concurrent private placement, we issued unregistered warrants to purchase up to 566,040 Common Shares at an exercise price of $4.27 per Common Share that are immediately exercisable upon issuance and expire five years following the date of issuance. The closing of the offering occurred on December 18, 2025. We intend to use the net proceeds from this Offering for working capital and general corporate purposes.  On February 10, 2026, these warrants were subsequently registered with the SEC.

At December 31, 2025, we held $5.0 million in cash, a decrease of $1.6 million since September 30, 2025, primarily due to funding our operations and partially offset by the December financing which provided gross proceeds of $2.1 million before underwriting and offering costs.  The Company also generated cash from the delivery of products and services as revenue grew $0.4 million when comparing the first quarter of Fiscal 2026 to the first quarter of Fiscal 2025.

As an early-stage company, we have not yet reached significant revenue levels for most of our  products and have incurred significant losses and negative operating cash flows from inception that have primarily been funded from financing activities. Our ability to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business is dependent upon closing timely additional sales orders, timely commercial launch of new products, and the ability to raise additional debt or equity financing, when required. There are various risks and uncertainties affecting our future financial position and our performance. Accordingly, there are material risks and uncertainties that may cast substantial doubt about our ability to continue as a going concern.  Further, we may require additional capital in the event we fail to implement our business plan, which could have a material adverse effect on our financial condition and/or financial performance. There is no assurance that we will be able to raise additional capital as it is required in the future. Potential sources of capital may include additional equity and/or debt financings.

In our view, the availability of capital will be affected by, among other things, capital market conditions, the success of our PARA SHOTTM system and DEFSEC LightningTM market development efforts, timing of winning new customer contracts, potential acquisitions, and other relevant considerations. In the event we raise additional funds by issuing equity securities, our existing shareholders will likely experience dilution, and any additional incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operational and financial covenants that could further restrict our operations. Any failure to raise additional funds on terms favorable to us or at all may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not being in a position to advance our commercialization strategy or take advantage of business opportunities.

Consolidated Statements of Cash Flows

The following table summarizes our consolidated statements of cash flows for the respective periods:

	Three months ended December 31,
	2025	2024

Total cash provided by (used in):
Operating activities	$(3,124,321)	$(3,244,217)
Investing activities	(17,983)	(51,895)
Financing activities	1,482,924	5,893,540
Net cash outflows	(1,659,380)	2,597,428
Cash, beginning of period	6,686,429	256,828
Effect of exchange rates on cash	10,375	-
Cash, end of period	5,037,424	2,854,256

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2025

Cash used in operating activities

Cash flow used in operating activities decreased by $0.1 million to $3.1 million for the three months ended December 31, 2025, primarily due to payments on accounts payable and accrued liabilities.

Cash used in investing activities

Cash flow used in investing activities in the first quarter of Fiscal 2026 was slightly lower than in the first quarter of Fiscal 2025 with both periods showing minor purchases of property and equipment.

Cash provided by financing activities

Cash flow provided by financing activities was $1.5 million in the first quarter of Fiscal 2026 compared to the $5.9 million provided from financing activities in the first quarter of Fiscal 2025. The cash provided in both periods was related to proceeds generated from the issuance of common shares and warrants, offset by the related share offering costs for each transaction.

Capital Resources

Our objective in managing our capital is to safeguard our ability to continue as a going concern and to sustain future development of the business. Senior management is responsible for managing capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support the growth strategy. Our Board of Directors is responsible for overseeing this process. From time to time, we could issue new Common Shares or debt to maintain or adjust our capital structure. We are not subject to any externally imposed capital requirements.

Our primary sources of capital to date have been borrowings, security offerings, exercise of stock options and warrants and, to a lesser extent, revenue.  The following is a breakdown of our capital:

	December 31, 2025	September 30, 2025
Debt:
Lease liabilities	$1,299,572	$1,303,450
Warrant liabilities	116,239	210,965

Equity:
Share capital	$47,854,235	$47,003,991
Warrants	8,438,192	7,764,412
Contributed surplus	5,398,445	5,398,445
Accumulated other comprehensive loss	(62,232)	(85,077)
Accumulated deficit	(54,363,056)	(52,280,052)
Total capital	$8,681,395	$9,316,134

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2025

Contractual Obligations and Commitments

At December 31, 2025, our contractual obligations and commitments were as follows:

Payment due:	Total	Within 1 year	1 to 3 years	3 to 5 years	5 years and beyond

Minimum royalty commitments	$2,000,000	$200,000	$500,000	$600,000	$700,000
Accounts payable and accrued liabilities	1,314,952	1,314,952	-	-	-
Lease obligations	2,209,119	184,839	407,420	407,420	1,209,440
Total contractual obligations	$5,524,071	$1,699,791	$907,420	$1,007,420	$1,909,440

Shares Outstanding

At December 31, 2025, authorized capital consists of an unlimited number of Common Shares with no stated par value.

The following table shows the outstanding Common Shares and dilutive securities as at December 31, 2025:

	Securities outstanding	Underlying Common Shares(1)	Average price ( CAD $)	Proceeds if exercised

Common shares	1,993,626	1,993,626	$-	$-
Warrants	9,560,513	1,694,267	2.01	19,216,631
Pre-funded warrants	151,734	722	0.014	2,124
Warrant liabilities	9,539,727	45,425	3.12	29,763,948
U.S. underwriter warrants	1,532,261	131,926	2.17	3,325,006
Stock options	904	904	548.18	495,558
Total Common Shares and dilutive securities		3,866,870		$52,803,267
(1)Represents the number of shares to be issued upon exercise

The following table shows the outstanding Common Shares and dilutive securities as at February 12, 2026:

	Securities outstanding	Underlying Common Shares(1)	Average price ( CAD $)	Proceeds if exercised

Common shares	1,993,626	1,993,626	$-	$-
Warrants	9,560,513	1,694,267	2.01	19,216,631
Pre-funded warrants	151,734	722	0.014	2,124
Warrant liabilities	9,539,727	45,425	3.08	29,382,359
U.S. underwriter warrants	1,532,261	131,926	2.16	3,309,684
Stock options	886	886	543.96	481,950
Total Common Shares and dilutive securities		3,866,852		$52,392,748
(1)Represents the number of shares to be issued upon exercise

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2025

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Refer to Note 10 of the Q1 Fiscal 2026 FS for disclosure about DEFSEC's related party transactions conducted in the normal course of business.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

We recognize financial assets and liabilities when we become party to the contractual provisions of the instrument. On initial recognition, financial assets and liabilities are measured at fair value plus transaction costs directly attributable to the financial assets and liabilities, except for financial assets or liabilities at fair value through profit and loss, whereby the transactions costs are expensed as incurred.

Refer to Note 12 of the Q1 Fiscal 2026 Unaudited Condensed Consolidated Interim Financial Statements for further disclosure of our financial instruments.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Refer to Note 2 of the Fiscal 2025 audited consolidated financial statements for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

OUTSTANDING SHARE INFORMATION

At December 31, 2025, DEFSEC's authorized capital consists of an unlimited number of Common Shares with no stated par value. There were 1,993,626 outstanding and issued Common Shares as at December 31, 2025.

SUBSEQUENT EVENTS

Refer to major highlights section earlier in this MD&A.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

As required by National Instrument 52-109 Certification of Disclosure in Issuers Annual and Interim Filings and Rule 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, we have evaluated, under the supervision and with the participation of management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), the effectiveness of the design and operation of our disclosure controls and procedures ("DC&P") (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) as of the end of the quarter. These DC&P are designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis.

Based upon the evaluation, our CEO and CFO have concluded that the operation of our DC&P were effective as of September 30, 2025.  Since the September 30, 2025 evaluation, there have been no changes in our DC&P that materially affected or are reasonably likely to materially affect our DC&P, accordingly their design remains effective.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2025

Management's Assessment on Internal Controls over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings and as required by Rule 13a-15(f) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, the CEO and CFO are responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR"), The Company's management, including the CEO and CFO, designed ICFR based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Framework") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. ICFR has inherent limitations. ICFR is a process that involves human diligence and compliance and is subject to lapses in judgement and breakdowns resulting from human failures. ICFR also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by ICFR. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management, under the supervision, and with the participation, of our CEO and CFO and oversight of the Board of Directors, evaluated the effectiveness of our ICFR as at September 30, 2025, against the COSO Framework.  Based on these evaluations, our management, including our CEO and CFO, concluded that no material weaknesses existed and our ICFR were effective as of September 30, 2025.  For the three-month period ending on December 31, 2025, there have been no changes that have materially affected or is reasonably likely to materially affect our ICFR, accordingly their design remains effective.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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